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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 US WATS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                       Carter Strong, Esq. (202) 857-6252
                        Arent Fox Kintner Plotkin & Kahn
                          1050 Connecticut Avenue, NW
                          Washington, D.C. 20036-5339
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 26, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<CLIENT PLEASE PROVIDE MISSING DATA FOR THE FOLLOWING FORM>

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337P10                            Page 2 of 4 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gold & Appel Transfer, S.A.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   1,909,500

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,909,500

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.86%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<CLIENT PLEASE PROVIDE MISSING DATA FOR THE FOLLOWING FORM>

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      90337P10                            Page 3 of 4 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Walt Anderson

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   1,909,500
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,909,500
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.86%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                     ------------------------------
CUSIP No. 90337P10                                   Page 4 of 4 Pages
-----------------------------                     ------------------------------


ITEM 1.           SECURITY AND ISSUER

         This Statement relates to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania 19004.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is filed by Gold & Appel Transfer, S.A., a British Virgin islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers.

         Gold & Appel, which is wholly-owned by Iceberg Transport, S.A., a Panama corporation ("Iceberg"), has its principal place of business in the Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands. Gold & Appel's principal business is making capital venture investments. Iceberg's principal place of business is located at 53rd Street (Calle 53), Urbanizacion, Obarrio, Torre Swiss Bank, Panama City, Republic of Panama. Iceberg's principal business is research, from a financial investment basis, of international development projects, and its ownership of Gold & Appel. Gold & Appel's directors and executive officers are as follows:

Name                    Position with                Business Address                    Principal Occupation
----                    Gold & Appel                 ----------------                    --------------------
                        -------------
Servco Limited          Sole Director*               Omar Hodge Building                 Corporate Management
                                                     Wickhams Cay Road Town,             and Consulting
                                                     Tortula, British Virgin Islands

Rose Restrepo           Authorized Signatory         Omar Hodge Building                 Corporate Management
                        for Servco Limited           Wickhams Cay Road Town,             and Consulting
                                                     Tortula, British Virgin Islands

Walt Anderson           Secretary*                   3050 K Street, NW Suite 250         Chairman and Chief
                                                     Washington, DC  20007               Executive Officer of Esprit
                                                                                         Telecom Group plc

* Mr. Anderson is also attorney-in-fact for Gold & Appel, which has no president or treasurer (such duties are filled by Servco Limited, as Gold & Appel's sole director).

Iceberg's directors and executive officers are as follows:

Name                     Position with       Business Address            Principal                Citizenship
----                     Iceberg             ----------------            Occupation               -----------
                         -------                                         ----------
Pablo Javier Espina      Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
                         President           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Adelina M.               Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
De Estribi               Secretary           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama

Aida May Biggs           Director and        53 Street (Calle 53)        Attorney,                Republic of Panama
                         Treasurer           Urbanizacion, Obarrio       Morgan & Morgan
                                             Torre Swiss Bank
                                             Panama City
                                             Republic of Panama



         Mr. Anderson's business address is at 3050 K Street, NW, Suite 250, Washington, DC 20007. Mr. Anderson's principal occupation is Chairman and Chief Executive Officer of Esprit Telecom Group plc ("Esprit"), a communications carrier formed as a public limited company under the laws of England and Wales, the business address of which is Minerva House, Valpy Street, Reading, United Kingdom. Mr. Anderson also is the Secretary of Gold & Appel, for which he is attorney-in-fact.

         Neither Gold & Appel nor Mr. Anderson, nor Iceberg nor any director or executive officer of either Gold & Appel or Iceberg named above, has been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Anderson, on behalf and in the name of Gold & Appel, purchased a total of 1,909,500 Common Shares between November 11, 1997 and December 1, 1997, of which 319,500 were purchased on the NASDAQ SmallCap Market in over-the-counter transactions and 1,590,000 were purchased directly from the Issuer in a private transaction on November 26, 1997 pursuant to that certain Stock Acquisition Agreement dated November 26, 1997 between the Issuer and Gold & Appel, a copy of which is included as Exhibit 7.2 to this Statement, as follows:

    Date             Number of Shares           Price per Common Share
    ----             ----------------           ----------------------
11/11/97                  33,000                            1.5625000
11/11/97                  21,000                            1.6250000
11/11/97                   3,000                            1.6562500
11/11/97                  22,500                            1.6875000
11/11/97                  30,500                            1.7500000
11/12/97                   2,500                            1.7500000
11/14/97                   5,000                            1.6250000
11/14/97                  40,000                            1.7500000
11/14/97                   5,000                            1.7343750
11/17/97                  37,000                            1.7500000
11/18/97                   9,000                            1.7343570
11/18/97                  35,000                            1.7500000
11/24/97                   2,500                            1.6250000
11/25/97                  16,000                            1.6875000
11/26/97               1,590,000                            1.5000000
11/28/97                   7,500                            1.8750000
12/01/97                  50,000                            1.9062500
TOTAL                  1,909,500


All of the funds used to purchase the above 1,909,500 Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Anderson acquired the above-mentioned Common Shares in the name of and on behalf of Gold & Appel for investment purposes. Mr. Anderson, on behalf of Gold & Appel, may determine to purchase additional securities of the Issuer or to sell some or all of any of the Common Shares Gold & Appel owns at any time in private or market transactions depending on market conditions, their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, Mr. Anderson, on behalf of Gold & Appel, has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the Issuer's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      Any action similar to any of those enumerated above.

         Mr. Anderson, on behalf of Gold & Appel, may, at any time and from time to time review or reconsider the position of Gold & Appel and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gold & Appel beneficially owns 1,909,500 Common Shares, representing approximately 10.86% of the outstanding Common Shares, based on the outstanding shares as of November 26, 1997 pursuant to information provided to Gold & Appel by the Issuer.

                  By virtue of the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power of Attorney"), Mr. Anderson has the authority and power, among other things, to buy, sell and trade the Common Shares, and therefore may also be deemed the beneficial owner of such 1,909,500 Common Shares. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel. In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 78,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 1,909,500 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 1,909,500 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) Since the filing of a certain Amendment No. 3 to Schedule 13D of Gold & Appel and Mr. Anderson as joint filers on November 14, 1997, (i) Gold & Appel purchased an aggregate 1,909,500 purchased Common Shares as reported in item 3 above, and (ii) FINDS purchased 78,000 Common Shares in the NASDAQ SmallCap Market between November 19, 1997 and November 21, 1997, as follows:



  Date              Number of Shares              Price per Common Share
  ----              ----------------              ----------------------
11/19/97                     20,000                           1.7500000
11/20/97                      3,000                           1.7187000
11/20/97                     14,000                           1.7343000
11/20/97                     21,000                           1.7500000
11/21/97                     20,000                           1.6781000
TOTAL                        78,000

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6.           CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Power-of-Attorney and the Agreements attached to this Statement as Exhibits 7. 1, 7.2 and 7.3 and described in item 7 below, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Agreement with respect to the joint filing of this Statement.

         Exhibit 7.2 Stock Acquisition Agreement dated November 26, 1997, between US WATS, Inc. and Gold & Appel Transfer, S.A.

         Exhibit 7.3 Registration Rights Agreement dated November 26, 1997 between US WATS, Inc. and Gold & Appel Transfer, S.A.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    December 2, 1997

                                  Gold & Appel Transfer, S.A., a British Virgin Islands corporation


                                  By    /s/ Walt Anderson
                                        ___________________________________
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                  /s/ Walt Anderson
                                  _________________________________________
                                  Walt Anderson